Exhibit 99.1

Nano Dimension Sells DragonFly 2020 Pro 3D Printer to University of Technology Sydney, Australia

NESS ZIONA, Israel, October 16, 2017 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., has received a purchase order for a DragonFly 2020 Pro 3D printer from its distribution partner Emona Instruments Pty Ltd and the University of Technology Sydney.

University of Technology Sydney will be the first academic institution in the Asia-Pacific region to install a DragonFly 2020 Pro 3D printer. The printer will enable advanced research into 3D printed electronics.

This sale is supported by Emona Instruments Pty Ltd, which is a leading supplier of electronic test and measuring instruments, 3D printers and additive manufacturing solutions. In August 2017 Nano Dimension announced that it intends to collaborate with Emona Instruments Pty Ltd, to develop the commercial and service infrastructure to commence sales of the DragonFly 2020 3D printer in Australia and New Zealand. This agreement is a part of Nano Dimension’s transition to commercial sales.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing technology company. Nano Dimension is disrupting, reshaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the benefits of the collaboration with Emona Instruments Pty Ltd. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com